June 16, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Irene Barberena-Meissner

Division of Corporation Finance

Re:	Globus Maritime Limited

Registration Statement on Form F-1 (Registration No. 333-238119)

Dear Ms. Barberena-Meissner:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement filed with the U.S. Securities and Exchange Commission on May 8, 2020, as amended, be accelerated so that it will be made effective at 5:30 P.M. Eastern Time June 17, 2020, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant is aware of its obligations under the Act.

Should you have any questions regarding this request, please do not hesitate to contact Steven J. Hollander of Watson Farley & Williams LLP, counsel to the undersigned registrant.

Sincerely yours,

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name:	Athanasios Feidakis
Title:	Chief Executive Officer

June 16, 2020

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Globus Maritime Limited

Registration Statement on Form F-1
File No. 333-238119

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Maxim Group LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:30 p.m., Washington D.C. time, on Wednesday, June 17, 2020, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: June 15, 2020.
(ii)	Dates of distribution: June 15, 2020 through the date hereof.
(iii)	Number of prospective underwriters and selected dealers to whom the preliminary prospectus was furnished:7.
(iv)	Number of prospectuses so distributed: 514.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature Page Follows]

MAXIM GROUP LLC

By: /s/ Clifford A. Teller
Name: Clifford A. Teller
Title: Executive Managing Director
Head of Investment Banking